January 6, 2020

Yong Yang
Chief Executive Officer
LOVE INTERNATIONAL GROUP, INC.
Room 161, 2nd Floor, No. 12 Building
1154 Kangqiao Road, Pu Dong New District
Shanghai, China

       Re: LOVE INTERNATIONAL GROUP, INC.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           Form 8-K Filed February 12, 2019
           File No. 0-55642

Dear Mr. Yang:

       We issued comments on the above captioned filing on October 25, 2019. On December
4, 2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202)
551-
3344 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services